

Mail Stop 4720

July 29, 2009

By U.S. Mail and Facsimile to: (404) 581-8330

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994

> **Re:** **Seacoast Banking Corporation of Florida**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **File No. 000-13660**

Dear Mr. Hudson:

We have reviewed your response filed with the Commission on July 23, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Reports of Independent Public Accountants, pages 57 and 58

1.   We note your response to comment number six of our letter dated July 17, 2009. The staff reiterates its previous comment. Please provide a Form 10-K/A to file both the signed report of the independent public accountants as well as the signed attestation report on the company's internal control over financial reporting.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 39

Key Manager Incentive Plan, page 19 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comments 10 and 11 in our letter dated July 17, 2009 but we are unable to concur with your conclusions given the disclosure in your proxy statement; therefore, we reissue both comments. You disclose in your proxy statement that an EPS target was set for 2008, but was not achieved and therefore no cash incentive payments were made to named executive officers. As such, please provide us with proposed revised disclosure of your Grants of Plan-Based Awards table to include the estimated threshold, target and maximum payouts to named executive officers for 2008 and confirm that you will include similar disclosure, as appropriate, in future filings. Refer to Item 402(d)(2)(iii) of Regulation S-K. Please also file the Key Manager Incentive Plan as an exhibit to the Form 10-K or tell us why you are not required to do so. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Chris Harley at (202) 551-3695 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

                                                        Sincerely,

                                                        Kathryn McHale
                                                        Staff Attorney

cc: Ralph F. MacDonald III, Esq.
        Jones Day
        (By facsimile)